Exhibit 99.1

Rail Vision Enters the Quantum Transportation Market with Strategic Acquisition Agreement

Ra’anana, Israel, December 1, 2025 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today announced the signing of an agreement for a strategic transaction to acquire 51% ownership of Quantum Transportation Ltd. (the “Acquisition” and “Quantum Transportation”), a cutting-edge quantum computing and AI company specializing in error correction technologies. The closing of the Acquisition is expected to close in late December 2025 to early January 2026, subject to the satisfaction of customary closing conditions.

Quantum Transportation holds an exclusive sub license, for rail technologies and platforms, for an innovative pending patent application in quantum error correction owned by Ramot, the technology transfer company of the Tel Aviv University. This IP and additional know-how addresses critical challenges in noisy intermediate-scale quantum devices by enabling efficient, real-time decoding of surface code errors, significantly reducing computational overhead compared to traditional methods and supporting scalable fault-tolerant quantum computing.

Through this transaction, Rail Vision and Quantum Transportation aim to combine quantum-AI based intellectual property (IP) protection and innovation with Rail Vision’s advanced vision and railway-safety technologies.

This strategic combination is expected to create meaningful technological synergies, enhance Rail Vision’s current and future product lines, accelerate innovation, and support long-term value creation for stakeholders.

Upon the closing of the Acquisition, Rail Vision will issue ordinary shares representing approximately 4.99% of its issued and outstanding share capital, immediately prior to such issuance, to certain Quantum Transportation shareholders (the “Exchanging Shareholders”) in exchange for their full holdings in Quantum Transportation, representing 51% ownership of Quantum Transportation Ltd. and securing majority control post-closing.

Additionally, upon the closing of the Acquisition, Rail Vision will extend a convertible loan of up to $700,000 to Quantum Transportation at an 8% annual interest rate, disbursed in tranches to support Quantum Transportation’s ongoing operations and development roadmap for the next 18 months. The loan, including principal and interest, shall be repayable in one payment within a 24-month term. Rail Vision will have the sole discretion to convert the outstanding amount into Quantum Transportation’s most senior class of shares, at a conversion price equal to the lower of (i) the valuation implied by the share exchange in the current acquisition or (ii) the price per share in a future equity investment in Quantum Transportation, subject to certain conditions.

Quantum Transportation’s sub-licensed, machine learning-based universal decoder pending patent represents a potential breakthrough in quantum error correction, addressing the inherent noise in qubits that limit scalable quantum computing. This technology, developed by leading computer science experts and protected as patented IP, is code-agnostic, noise-aware, and scalable. This enables it to adapt seamlessly across various hardware platforms and code sizes and empowers quantum hardware companies and labs, particularly small- to medium-sized entities, to research and select optimal error correction schemes without in-house teams.

By utilizing this IP for transportation applications, including railway, Rail Vision aims to unlock new capabilities in anomaly detection, predictive maintenance, and autonomous rail operations, capitalizing on the growing quantum computing market projected to drive exponential advancements in transportation.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. For example, Rail Vision is using forward-looking statements when it discusses the timing and completion of the Acquisition, the satisfaction of closing conditions related to the Acquisition, how Rail Vision and Quantum Transportation aim to combine quantum-AI based intellectual property protection and innovation with Rail Vision’s advanced vision and railway-safety technologies, how the strategic combination is expected to create meaningful technological synergies, enhance Rail Vision’s current and future product lines, accelerate innovation, and support long-term value creation for stakeholders and how Rail Vision aims to unlock new capabilities in anomaly detection, predictive maintenance, and autonomous rail operations, capitalizing on the growing quantum computing market projected to drive exponential advancements in transportation. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io